

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 5, 2009

<u>Via U.S. Mail</u>

James Wang
Director
Synthetic Fixed-Income Securities, Inc.
One Wachovia Center
301 South College Street
Charlotte, NC 28288

Re: STRATS^{SM} Trust for Allstate Corporation Securities, Series 2006-3
        STRATS^{SM} Trust for Goldman Sachs Group Securities, Series 2006-2
        STRATS^{SM} Trust for Procter & Gamble Securities, Series 2006-1
        Form 10-K for the fiscal year ended December 31, 2008
        Filed March 30, 2009
        File no. 001-32867; 001-32848; 001-32822

Dear Mr. Wang,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Item 1122 of Regulation AB - Compliance with Applicable Servicing Criteria</u>

We note that the auditor attestation report prepared by KPMG LLP does not express an opinion on the last two paragraphs of Schedule A to management's Assertion of Compliance with Applicable Servicing Criteria prepared by the Bank of New York Mellon. Please tell us why KPMG LLP does not express an opinion on the management's assertion that "[t]he segregated account for each specified series of securities was in existence prior to the time the deposits were

James Wang
STRATS^{SM} Trust for Allstate Corporation Securities, Series 2006-3
STRATS^{SM} Trust for Goldman Sachs Group Securities, Series 2006-2
STRATS^{SM} Trust for Procter & Gamble Securities, Series 2006-1
August 5, 2009
Page 2

to be made into such account but such account was not utilized in all instances by the Trustee as stated above. However, payments related to each specified series of securities were timely remitted to the investors in such series."

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Ravitz at (202) 551-3412 with any questions.

Sincerely,

Max A. Webb
Assistant Director